THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 6)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


             Common Stock Par Value $5.00 Per Share
                (Title of Class and Securities)


                           848926101
              (CUSIP Number of Class of Securities)



               James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         April 5, 1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13D-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None    (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None    (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None      (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,259,063   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      78.32%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     52,200 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     52,200 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,200 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.81%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 6 to Schedule 13D on Spinnaker Industries, Inc. (the "Issuer"), formerly known as Safety Railway Services Corporation, is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 10, 1987. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community") (collective-ly, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own benefi-cially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), Gabelli International Limited ("GIL"), Gabelli International II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), Gabelli Asset Management Company Interna-tional Advisory Services Ltd. ("GIASL"), Mr. Gabelli, Lynch, Spinnaker, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a majority owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is
a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, a wholly-owned subsidiary of GSI, is a general partner of G&R Partners, a Delaware partnership ("G&R"), which, in turn, is the general partner of Gabelli-Rosenthal & Partners, L.P., a Delaware limited partnership ("G-R"), whose primary business purpose is to do friendly leveraged buyouts. At the present time, G-R's sole business purpose is to monitor its existing portfolio investments.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Interna-tional Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund (collectively, the "Funds"), which are registered investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multime-dia communications companies. GSI is a general partner of Multimedia Partners.
       GIASL is a corporation whose primary business purpose is to provide advisory services to offshore funds.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured products. Spinnaker, a Delaware subsidiary of Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker is a diversified manufacturing firm with major subsidiaries in specialty adhesive-backed materials business. Another of Lynch's subsidiar-ies, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area
40 miles west of Fargo, North Dakota.   Lynch and Spinnaker
actively pursue new business ventures and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mr. Gabelli is Chairman of Lynch and owns beneficially 25.9% of the shares of common stock of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons. GFI, in turn, is the majority stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. GIASL is a Bermuda corporation with its principal business office at c/o Appleby, Spurling & Kempe, Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
          On December 13, 1991, the Virginia State Corporation Commission entered an order of settlement in final disposition of matters arising from an allegation that GAMCO had transacted business in Virginia as an investment adviser without having been registered as such under Virginia Code Section 13.1-504A or an exemption therefrom. GAMCO consented to the entry of the order without admitting or denying the allegation and without a hearing. The terms of the order provide that GAMCO would pay a fine and costs totalling fifty-five thousand dollars and would not transact business in Virginia as an investment adviser unless it was registered as such under section 13.1-504A or was exempt from registration.
     (f) - Reference is made to Schedule I hereto.

Item 4.   Purpose of Transaction

          See Item 6 below.

Item 5.   Interest In Securities Of The Issuer

          Item 5 to Schedule 13D is amended, in pertinent part, as
follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,311,263 shares, representing 80.13% of the 2,884,423 shares outstanding as reported by the Issu-er on April 11, 1996. The Reporting Persons beneficially own those Securities as follows:
      Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,259,063               78.32%


Mario J. Gabelli                52,200                1.81%


          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and Lynch is deemed to have beneficial ownership of the securities beneficially owned by Lynch Manufacturing. Mr. Gabelli disclaims beneficial ownership of the 2,259,063 shares of Spinnaker stock owned by Lynch Manufacturing and 22,950 shares of the 52,200 shares of Spinnaker stock listed as owned by him, which are owned by certain family trusts.
          In addition, the following Covered Persons beneficially own the following Securities:
                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evans                             2,250           0.08%

Robert E. Dolan                        1,225           0.04%


          (c)  There have been no transactions in the shares of

Common Stock of the Issuer during the past 60 days by the Reporting Persons, or to the best knowledge of Lynch or Lynch Manufacturing, by any person or entity listed in Item 5(a) above.




Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Item 6 to Schedule 13D is amended, in pertinent part, as follows:
          Lynch Manufacturing Corporation ("LMC"), a wholly-owned subsidiary of Lynch Corporation ("Lynch"), has pledged the 2,259,063 shares of Spinnaker Industries, Inc. ("Spinnaker") owned by LMC to Bankers Trust Company, as collateral agent, as collateral for an $8.5 million loan from Bankers Trust Company to Spinnaker. Under certain circumstances, Lynch might receive a pledge of the warrants and stock of Spinnaker held by Boyle, Fleming, George & Co., Inc. ("BFG") as collateral for the loan or a successor loan to Spinnaker.

Item 7.   Material to be Filed as an Exhibit
          PP. Pledge Agreement dated April 5, 1996, among Bankers Trust Company, LMC and BFG.

          QQ.  Letter Agreement dated April 5, 1996 from BFG to
               Lynch.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    April 12, 1996

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     James E. McKee
                                     Attorney-in-Fact



                                   LYNCH CORPORATION



                                   By:________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   LYNCH MANUFACTURING CORPORATION




                                   By:________________________________
                                      Robert E. Dolan
                                      by: James E. McKee
                                          Attorney-in-Fact

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such in-dividual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli*

     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

     Marc J. Gabelli               Vice President


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer

     Steven M. Joenk               Executive Vice President
                                   and Chief Financial Officer


_____________________

     * Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc.; Chief Investment Officer of GAMCO Investors, Inc.; Director/Trustee of all regis-tered investment companies advised by Gabelli Funds, Inc.; Chairman and Chief Executive Officer of Lynch Corporation; Director of Spinnaker Industries, Inc.; Director of the Morgan Group, Inc.

     Stephen G. Bondi              Vice President - Finance

     James E. McKee                Vice President, General
                                   Counsel and Secretary

     Joseph J. Frazzitta           Assistant Secretary


GAMCO Investors, Inc.

Directors:

     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     Steven M. Joenk
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     Steven M. Joenk               Vice President

     Stephen G. Bondi              Vice President

     James E. McKee                Vice President, General
                                   Counsel and Secretary


Gabelli Securities, Inc.

Directors:

     Robert W. Blake               President of W.R. Blake
                                   & Sons, Inc.
                                   196-20 Northern Boulevard
                                   Flushing, NY  11358

     Douglas DeVivo                General Partner of ALCE
                                   Partners, L.P.
                                   One First Street, Suite 16
                                   Los Altos, CA  94022

     Ronald L. Gallatin            Consultant
                                   Gabelli Securities, Inc.
                                   One Corporate Center
                                   Rye, NY  10580


     Joseph R. Rindler, Jr.        Managing Director
                                   GAMCO Investors, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     Francine Sommer               Chief Executive Officer of
                                   General Partner of Gabelli
                                   Multimedia Partners, L.P.
                                   One Corporate Center
                                   Rye, NY  10580

Officers:

     Steven M. Joenk               Executive Vice President

     Stephen G. Bondi              Vice President

     Joseph J. Frazzitta           Vice President - Finance

     James E. McKee                Secretary



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

     Steven M. Joenk               See above

     Stephen G. Bondi              See above

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President-Finance and
                                   Chief Financial Officer

     Steven M. Joenk               Executive Vice President

     Stephen G. Bondi              Vice President

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary



GLI, Inc.
Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President



Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer



Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies



Gabelli Asset Management Company
International Advisory Services Ltd.

Directors:

     Marc J. Gabelli               See above-Gabelli Funds, Inc.

     Stephen G. Bondi              See Above-Gabelli Funds, Inc.

     Joseph R. Rindler, Jr.        See above-GAMCO Investors, Inc.

     Michael J. Burns              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda

     Douglas Molyneux              Appleby, Spurling & Kempe
                                   Cedar House
                                   41 Cedar Avenue
                                   Hamilton, HM12
                                   Bermuda
Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Vice President
                                   Lazard Freres & Co. L.L.C.
                                   One Rockefeller Plaza
                                   New York, NY  10020-2327

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel
Spinnaker Industries, Inc.
600 N. Pearl Street
Suite 2160
Dallas, TX  75201

Directors:

     Joseph P. Rhein               5003 Central Avenue
                                   Ocean City, NJ  08226

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343

     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Robert E. Dolan               See above Lynch Corporation


     Anthonie C. van Ekris         Chairman and Chief
                                   Executive Officer
                                   Balmac International, Inc.
                                   61 Broadway
                                   Suite 1900
                                   New York, NY  10006

     Philip W. Colburn             Chairman of the Board
                                   The Allen Group Inc.
                                   11611 San Vicente Blvd.
                                   Los Angeles, CA  90049


Officers:

     James W. Toman                Controller

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary

     Mark A. Matteson              Vice President, Corporate
                                   Development


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           See above-Spinnaker

     Mark A. Matteson              See above-Spinnaker

     James W. Toman                See above-Spinnaker

     Robert P. Wentzel             See above Entoleter

     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     James W. Toman                Chief Financial Officer
                                   and Secretary

     Robert P. Wentzel             President

     Anthony R. Massaro            Vice President-Manufacturing



Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer



Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary



Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Jack C. Keen                  See above-Western New Mexico
                                   Telephone Company

     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

Officers:

     Robert A. Hurwich             Secretary

     Joseph H. Epel                Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller, Assistant Treasurer
                                   and Assistant Secretary

Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller

                                             EXHIBIT PP



                     PLEDGE AGREEMENT


          PLEDGE AGREEMENT, dated as April 5, 1996 (as amended, modified or supplemented from time to time, this "Agreement"), made by each of the undersigned pledgors (each a "Pledgor" and, collectively, the "Pledgors"), in favor of BANKERS TRUST COMPANY, as Collateral Agent for the benefit of the Secured Creditors referred to below (in such capacity, the "Pledgee"). Except as otherwise defined herein, capital-ized terms used herein and defined in the Credit Agreement (as defined below) shall be used herein as therein defined.


                   W I T N E S S E T H :


          WHEREAS, Spinnaker Industries, Inc. (the "Compa-ny"), the Lenders named therein and Bankers Trust Company, as Administrative Agent, have entered into a Senior Credit Agreement, dated as of April 5, 1996 (as amended, modified or supplemented from time to time, the "Credit Agreement"), providing for the making of the Loans to the Company as contemplated therein, (each such Lender, together with the Pledgee, are herein called) the "Secured Creditors");

          WHEREAS, it is a condition precedent to the making of the Loans to the Company under the Credit Agreement that each Pledgor shall have executed and delivered to the Pledgee this Agreement; and

          WHEREAS, each Pledgor desires to execute this Agreement to satisfy the conditions described in the preced-ing paragraph;


          NOW, THEREFORE, in consideration of the benefits accruing to each Pledgor, the receipt and sufficiency of which are hereby acknowledged, each Pledgor hereby makes the following representations and warranties to the Pledgee and hereby covenants and agrees with the Pledgee, in each case for the benefit of the Secured Creditors, as follows:

          1. SECURITY FOR OBLIGATIONS. This Agreement is made by each Pledgor for the benefit of the Secured Creditors to secure:

          (i) the full and prompt payment when due (whether at the stated maturity, by acceleration or otherwise) of all obligations and liabilities of the Borrower, whether now existing or hereafter incurred under, arising out of, or in connection with, the Credit Agreement and any other Loan Document to which the Borrower is a party and the due performance and compliance by the Borrower with the terms of each such Loan Document;

         (ii) any and all sums advanced by the Pledgee in order to preserve the Collateral (as hereinafter defined) or preserve its security interest in the Col-lateral;

        (iii) in the event of any proceeding for the collec-tion or enforcement of any indebtedness, obligations, or liabilities referred to in clause (i) above, after an Event of Default shall have occurred and be continuing, the reasonable expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing or realizing on the Collateral, or of any exercise by the Pledgee of its rights hereunder, together with reason-able attorneys' fees and court costs; and

         (iv) all amounts paid by any Indemnitee (as defined in Section 11 hereof) as to which such Indemnitee has the right to reimbursement under Section 11 of this Agreement;

all such obligations, liabilities, sums and expenses set forth in clauses (i) through (iv) of this Section 1 being herein collectively called the "Obligations".

          2. DEFINITION OF STOCK, NOTES, SECURITIES, ETC. As used herein: (i) the term "Stock" shall mean all of the issued and outstanding shares of capital stock at any time owned by (x) the Company in any corporation (other than Central Products, except as provided below), including Entoleter and Brown Bridge, provided that the term Stock shall include (and the Company shall pledge hereunder) the capital stock of Central Products upon the earlier of (A) the payment in full of all amounts outstanding under the Existing Central Products Credit Agreement and (B) the release by the lenders under the Existing Central Products Credit Agreement of their lien on such capital stock, (y) each other Pledgor in the Company (including any capital stock issued upon the exercise of any option's, rights or warrants to purchase capital stock of the Company), Entoleter and Brown Bridge and
(z) Boyle Fleming in any warrants (the "Warrants") to purchase shares of the capital stock of the Company; (ii) the term "Notes" shall mean all promissory notes from time to time issued to, or held by, the Company; and (iii) the term "Securities" shall mean all of the Stock and Notes. Each Pledgor represents and warrants that on the date hereof (i) the Stock held by such Pledgor consists of the number and type of shares of (or Warrants to purchase shares of) the stock of the corporations as described in Annex A hereto;
(ii) such Stock constitutes that percentage of the issued and outstanding capital stock of (or, in the case of Warrants, the right to purchase that percentage of the issued and outstanding capital stock of) the issuing corporation as is set forth in Annex A hereto; (iii) the Notes held by the Company consist of the promissory notes described in Annex B hereto; and (iv) on the date hereof, such Pledgor owns no other Securities.

          3.   PLEDGE OF SECURITIES, ETC.

          3.1 Pledge. To secure the Obligations and for the purposes set forth in Section 1 hereof, each Pledgor hereby:
(i) grants to the Pledgee for the benefit of the Secured Creditors a security interest in all of the Collateral at any time owned by such Pledgor; (ii) pledges and deposits as security with the Pledgee the Securities owned by such Pledgor on the date hereof, and delivers to the Pledgee certificates or instruments therefor, duly endorsed in blank in the case of Notes and accompanied by undated stock powers duly executed in blank by such Pledgor in the case of Stock, or such other instruments of transfer as are acceptable to the Pledgee; and (iii) assigns, transfers, hypothecates, mortgages, charges and sets over to the Pledgee all of such Pledgor's right, title and interest in and to such Securities (and in and to all certificates or instruments evidencing such Securities) at any time owned by such Pledgor, to be held by the Pledgee, upon the terms and conditions set forth in this Agreement.

          3.2 Subsequently Acquired Securities. If any Pledgor shall acquire (by purchase, stock dividend, exercise of any Warrant or otherwise) any additional Securities at any time or from time to time after the date hereof, such Pledgor will forthwith pledge and deposit such Securities (or certificates or instruments representing such Securities) as security with the Pledgee and deliver to the Pledgee certifi-cates therefor or instruments thereof, duly endorsed in blank in the case of Notes and accompanied by undated stock powers duly executed in blank in the case of Stock, or such other instruments of transfer as are acceptable to the Pledgee, and will promptly thereafter deliver to the Pledgee a certificate executed by a principal executive officer of such Pledgor describing such Securities and certifying that the same have been duly pledged with the Pledgee hereunder.
          3.3 Uncertificated Securities. Notwithstanding anything to the contrary contained in Sections 3.1 and 3.2 hereof, if any Securities (whether now owned or hereafter acquired) are uncertificated securities, the respective Pledgor shall promptly notify the Pledgee thereof, and shall promptly take all actions required to perfect the security interest of the Pledgee under applicable law (including, in any event, under Sections 8-313 and 8-321 of the New York UCC, if applicable). Each Pledgor further agrees to take such actions as the Pledgee deems necessary or desirable to effect the foregoing and to permit the Pledgee to exercise any of its rights and remedies hereunder, and agrees to provide an opinion of counsel reasonably satisfactory to the Pledgee with respect to any such pledge of uncertificated Securities promptly upon request of the Pledgee.

          3.4 Definition of Pledged Stock, Pledged Notes, Pledged Securities and Collateral. All Stock at any time pledged or required to be pledged hereunder is hereinafter called the "Pledged Stock;" all Notes at any time pledged or required to be pledged hereunder are hereinafter called the "Pledged Notes;" all of the Pledged Stock and Pledged Notes together are hereinafter called the "Pledged Securities," which together with all proceeds thereof, including any securities and moneys received and at the time held by the Pledgee hereunder, is hereinafter called the "Collateral."

          4. APPOINTMENT OF SUB-AGENTS; ENDORSEMENTS, ETC. The Pledgee shall have the right to appoint one or more sub-agents for the purpose of retaining physical possession of the Pledged Securities, which may be held (in the discretion of the Pledgee) in the name of such Pledgor, endorsed or assigned in blank or in favor of the Pledgee or any nominee or nominees of the Pledgee or a sub-agent appointed by the Pledgee. The Pledgee agrees to promptly notify the relevant Pledgor after the appointment of any sub-agent; provided, however, that the failure to give such notice shall not affect the validity of such appointment. Notwithstanding anything to the contrary contained in this Agreement, the agent or any lender under the Existing Brown Bridge Credit Agreement and the Existing Entoleter Credit Agreement, as the case may be, which holds the capital stock of Brown Bridge and Entoleter shall act as a sub-agent for the Pledgee for purposes of retaining physical possession of the shares of capital stock of Brown Bridge and Entoleter, as the case may be, so long as the shares of Brown Bridge and Entoleter remain subject to the pledge under the Existing Brown Bridge Credit Agreement and the Existing Entoleter Credit Agreement, as the case may be.

          5. VOTING, ETC., WHILE NO EVENT OF DEFAULT. Un-less and until (i) an Event of Default shall have occurred and be continuing and (ii) written notice thereof shall have been given by the Pledgee to the relevant Pledgor (provided, that if an Event of Default specified in Section 7.6 or 7.7 of the Credit Agreement shall occur, no such notice shall be required), each Pledgor shall be entitled to exercise any and all voting and other consensual rights pertaining to the Pledged Securities and to give all consents, waivers or rati-fications in respect thereof; provided, that no vote shall be cast or any consent, waiver or ratification given or any action taken which would violate or be inconsistent with any of the terms of this Agreement or any other Loan Document, or which would have the effect of impairing the position or interests of the Pledgee in the Collateral. All such rights of such Pledgor to vote and to give consents, waivers and ratifications shall cease in case an Event of Default shall occur and be continuing, and Section 7 hereof shall become applicable.

          6. DIVIDENDS AND OTHER DISTRIBUTIONS. Unless an Event of Default shall have occurred and be continuing, all cash dividends payable in respect of the Pledged Stock and all payments in respect of the Pledged Notes shall be paid to the respective Pledgor to the extent that the payment thereof is permitted by the Credit Agreement; provided, that all cash dividends payable in respect of the Pledged Stock which are
(i) not permitted to be paid pursuant to the Credit Agreement or (ii) determined by the Pledgee to represent in whole or in part an extraordinary, liquidating or other distribution in return of capital shall be paid, to the extent so determined to represent an extraordinary, liquidating or other distribu-tion in return of capital, to the Pledgee and retained by it as part of the Collateral. The Pledgee shall also be enti-tled to receive directly, and to retain as part of the
Collateral:

         (i)   all other or additional stock or other
     securities or property (other than cash) paid or distributed by way of dividend or otherwise in respect of the Pledged Stock;

        (ii) all other or additional stock or other secu-rities or property (including cash) paid or distributed in respect of the Pledged Stock by way of stock-split, spin-off, split-up, reclassification, combination of shares or similar rearrangement; and

       (iii) all other or additional stock or other secu-rities or property (including cash) which may be paid in respect of the Collateral by reason of any consolida-tion, merger, exchange of stock, conveyance of assets, liquidation or similar corporate reorganization;

          7. REMEDIES IN CASE OF EVENT OF DEFAULT. In case an Event of Default shall have occurred and be continuing, the Pledgee shall be entitled to exercise all of the rights, powers and remedies (whether vested in it by this Agreement or by any other Loan Document or by law) for the protection and enforcement of its rights in respect of the Collateral, and the Pledgee shall be entitled, without limitation, to exercise the following rights, which each Pledgor hereby agrees to be commercially reasonable:

          (i) to receive all amounts payable in respect of the Collateral payable to such Pledgor under Section 6 hereof;

         (ii) to transfer all or any part of the Pledged Securities into the Pledgee's name or the name of its nominee or nominees (the Pledgee agrees to promptly notify the relevant Pledgor after such transfer; provided, however, that the failure to give such notice shall not affect the validity of such transfer);

        (iii) to accelerate any Pledged Note which may be accelerated in accordance with its terms, and take any other action to collect upon any Pledged Note (includ-ing, without limitation, to make any demand for payment thereon);

         (iv) subject to the giving of written notice to the relevant Pledgor in accordance with (and to the extent required by) clause (ii) of Section 5 hereof, to vote all or any part of the Pledged Stock (whether or not transferred into the name of the Pledgee) and give all consents, waivers and ratifications in respect of the Collateral and otherwise act with respect thereto as though it were the outright owner thereof (each Pledgor hereby irrevocably constituting and appointing the Pledgee the proxy and attorney-in-fact of such Pledgor, with full power of substitution to do so); and

          (v) at any time or from time to time to sell, assign and deliver, or grant options to purchase, all or any part of the Collateral, or any interest therein, at any public or private sale, without demand of perform-ance, advertisement or notice of intention to sell or of the time or place of sale or adjournment thereof or to redeem or otherwise (all of which are hereby waived by each Pledgor), for cash, on credit or for other proper-ty, for immediate or future delivery without any assump-tion of credit risk, and for such price or prices and on such terms as the Pledgee in its absolute discretion may determine; provided, that at least 10 days' notice of the time and place of any such sale shall be given to such Pledgor. Each Pledgor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Obligations or otherwise. At any such sale, unless prohibited by applicable law, the Pledgee or any other Secured Creditor may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. The Pledgee shall not be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing nor shall any of them be under any obligation to take any action whatsoever with regard thereto.

          8. REMEDIES, ETC., CUMULATIVE. Each right, power and remedy of the Pledgee provided for in this Agreement or any other Loan Document or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy. The exercise or beginning of the exercise by the Pledgee or any other Secured Creditor of any one or more of the rights, powers or remedies provided for in this Agreement or any other Loan Document or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Pledgee or any other Secured Creditor of all such other rights, powers or remedies, and no failure or delay on the part of the Pledgee or any other Secured Creditor to exercise any such right, power or remedy shall operate as a waiver thereof. No notice to or demand on any Pledgor in any case shall entitle it to any other or further notice or demand in similar or other circumstances or constitute a waiver of any of the rights of the Pledgee or any other Secured Creditor to any other or further action in any circumstances without notice or demand. The Secured Creditors agree that this Agreement may be enforced only by the action of the Administrative Agent or the Pledgee, in each case acting upon the instruc-tions of the Required Lenders, and that no other Secured Creditor shall have any right individually to seek to enforce or to enforce this Agreement or to realize upon the security to be granted hereby, it being understood and agreed that such rights and remedies may be exercised by the Administra-tive Agent or the Pledgee, as the case may be, for the benefit of the Secured Creditors upon the terms of this Agreement.

          9. APPLICATION OF PROCEEDS. (a) All moneys col-lected by the Pledgee upon any sale or other disposition of the Collateral, together with all other moneys received by the Pledgee hereunder, shall be applied as follows:

          (i) first, to the payment of all Obligations owing the Pledgee of the type described in clauses (ii) and
     (iii) of Section 1 of this Agreement;

         (ii) second, to the extent proceeds remain after the application pursuant to the preceding clause (i), an amount equal to the outstanding Obligations shall be paid to the Secured Creditors as provided in
     Section 9(c) hereof with each Secured Creditor receiving an amount equal to its outstanding Obligations or, if the proceeds are insufficient to pay in full all such Obligations, its Pro Rata Share (as defined below) of the amount remaining to be distributed; and

        (iii) third, to the extent proceeds remain after the application pursuant to the preceding clauses (i) and
     (ii), and following the termination of this Agreement pursuant to Section 18(a) hereof, to the relevant Pledgor or, to the extent directed by such Pledgor or a court of competent jurisdiction, to whomever may be lawfully entitled to receive such surplus.

          (b) For purposes of this Agreement, "Pro Rate Share" shall mean, when calculating a Secured Creditor's portion of any distribution or amount, that amount (expressed as a percentage) equal to a fraction the numerator of which is the then unpaid amount of such Secured Creditor's Obligations and the denominator of which is the then outstanding amount of all Obligations.

          (c)  All payments required to be made to the
     Secured Creditors hereunder shall be made to the Administrative Agent under the Credit Agreement for the account of the Secured Creditors.

          (d) For purposes of applying payments received in accordance with this Section 9, the Pledgee shall be entitled to rely upon the Administrative Agent under the Credit Agreement for a determination (which the Adminis-trative Agent and the Secured Creditors agree (or shall agree) to provide upon request of the Pledgee) of the outstanding Obligations owed to the Secured Creditors. Unless it has actual knowledge (including by way of written notice from a Secured Creditor) to the contrary, the Administrative Agent under the Credit Agreement, in furnishing information pursuant to the preceding sentence, and Pledgee, in acting hereunder, shall be entitled to assume that no Obligations other than principal, interest and regularly accruing fees are owing to any Secured Creditor.

          (e) It is understood and agreed that the Company shall remain liable to the extent of any deficiency between the amount of the proceeds of the Collateral hereunder and the aggregate amount of the Obligations.

          10. PURCHASERS OF COLLATERAL. Upon any sale of the Collateral by the Pledgee hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial pro-cess or otherwise), the receipt of the Pledgee or the officer making the sale shall be a sufficient discharge to the pur-chaser or purchasers of the Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Pledgee or such officer or be answerable in any way for the misapplication or nonapplication thereof.

          11. INDEMNITY. Each Pledgor jointly and severally agrees (i) to indemnify and hold harmless the Pledgee, each other Secured Creditor and their respective officers, directors, employees, agents, servants, affiliates, succes-sors and assigns (each an "Indemnitee") from and against any and all claims, demands, losses, judgments and liabilities of whatsoever kind or nature, and (ii) to reimburse each Indemnitee for all costs and expenses, including reasonable attorneys' fees, growing out of or resulting from this Agree-ment or the exercise by the Pledgee of any right or remedy granted to it hereunder or under any other Loan Document except, with respect to clauses (i) and (ii) above, for those arising solely from such Indemnitee's gross negligence or willful misconduct. In no event shall the Pledgee be liable, in the absence of gross negligence or willful misconduct on its part, for any matter or thing in connection with this Agreement other than to account for moneys actually received by it in accordance with the terms hereof. If and to the extent that the obligations of the Pledgors under this Sec-tion 11 are unenforceable for any reason, each Pledgor hereby agrees to make the maximum contribution to the payment and satisfaction of such obligations which is permissible under applicable law.

          12.  FURTHER ASSURANCES; POWER-OF-ATTORNEY.
(a) Each Pledgor agrees that it will join with the Pledgee in executing and, at such Pledgor's own expense, file and refile under the applicable Uniform Commercial Code in any jurisdiction such financing statements, continuation state-ments and other documents in such offices as the Pledgee may deem necessary or appropriate and wherever required or per-mitted by law in order to perfect and preserve the Pledgee's security interest in the Collateral and hereby authorizes the Pledgee to file financing statements and amendments thereto relative to all or any part of the Collateral without the signature of such Pledgor where permitted by law, and agrees to do such further acts and things and to execute and deliver to the Pledgee such additional conveyances, assignments, agreements and instruments as the Pledgee may reasonably re-quire or deem advisable to carry into effect the purposes of this Agreement or to further assure and confirm unto the Pledgee its rights, powers and remedies hereunder.

          (b) Each Pledgor hereby appoints the Pledgee such Pledgor's attorney-in-fact, with full authority in the place and stead of such Pledgor and in the name of such Pledgor or otherwise, from time to time after the occurrence and during the continuance of an Event of Default, in the Pledgee's discretion to take any action and to execute any instrument which the Pledgee may reasonably deem necessary or advisable to accomplish the purposes of this Agreement.

          13. THE PLEDGEE AS AGENT. The Pledgee will hold in accordance with this Agreement all items of the Collateral at any time received under this Agreement. It is expressly understood and agreed that the obligations of the Pledgee as holder of the Collateral and interests therein and with res-pect to the disposition thereof, and otherwise under this Agreement, are only those expressly set forth in this Agree-ment and in the Credit Agreement. The Pledgee shall act hereunder on the terms and conditions set forth herein and in
Section 8 of the Credit Agreement.

          14. TRANSFER BY PLEDGORS. (a) The Company will not sell or otherwise dispose of, grant any option with respect to, or mortgage, pledge or otherwise encumber any of the Collateral owned by it or any interest therein except as otherwise permitted by the Credit Agreement.

          (b) LMC and Boyle Fleming will not sell, assign, transfer, or otherwise dispose of, grant any option with respect to, or mortgage, pledge or otherwise encumber any of the Collateral owned by them or any interest therein except pursuant to this Agreement or with the prior written consent of the Required Lenders or all of the Lenders to the extent required by Section 9.6 of the Credit Agreement, provided, however, LMC shall have the right to transfer shares of the capital stock of the Company owned by it to Lynch so long as
(i) at least ten days prior written notice thereof is given by LMC to the Pledgee and (ii) Lynch shall have executed a counterpart of this Agreement and delivered the same to the Pledgee pursuant to which Lynch shall become a "Pledgor" hereunder with respect to the shares of capital stock of the Company so transferred to it and Lynch shall assume all obligations and liabilities of a "Pledgor" hereunder and shall duly pledge and deliver to the Pledgee the shares of capital stock of the Company so transferred to it accompanied by undated stock powers duly executed in blank.

          15. REPRESENTATIONS, WARRANTIES AND COVENANTS OF PLEDGOR. Each Pledgor represents, warrants and covenants as to itself that (i) it is the legal, record and beneficial owner of, and has good and marketable title to, all Securi-ties pledged by it hereunder, subject to no pledge, lien, mortgage, hypothecation, security interest, charge, option or other encumbrance whatsoever, except (x) the liens and security interests created by this Agreement; (y) the liens and security interests created by the Existing Brown Bridge Credit Agreement in the shares of capital stock of Brown Bridge; and (z) the liens and security interests created by the Existing Entoleter Credit Agreement in the shares of capital stock of Entoleter; (ii) it has full power, authority and legal right to pledge all the Securities pledged by it pursuant to this Agreement; (iii) this Agreement has been duly authorized, executed and delivered by such Pledgor and constitutes a legal, valid and binding obligation of such Pledgor enforceable in accordance with its terms, except to the extent that the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by equitable principles (regardless of whether enforce-ment is sought in equity or at law); (iv) except to the extent already obtained or made no consent of any other party (including, without limitation, any stockholder or creditor of such Pledgor or any of its Subsidiaries) and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required to be obtained by such Pledgor in connection with the execution, delivery or performance of this Agreement, or in connection with the exercise of its rights and remedies pursuant to this Agree-ment, except as may be required in connection with the disposition of the Securities by laws affecting the offering and sale of securities generally; (v) the execution, delivery and performance of this Agreement by such Pledgor does not violate any provision of any applicable law or regulation or of any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, or of the Certificate or Articles of Incorporation or By-Laws of such Pledgor or any of its Subsidiaries or of any securities issued by such Pledgor or any of its Subsidiaries, or of any mortgage, indenture, lease, deed of trust, agreement, instrument or undertaking to which such Pledgor or any of its Subsidiaries is a party or which purports to be binding upon such Pledgor or any of its Subsidiaries or upon any of their respective assets and will not result in the creation or imposition (or the obligation to create or impose) of any lien or encumbrance on any of the assets of such Pledgor or any of its Subsidiaries except as contemplated by this Agreement; (vi) all the shares of the Stock have been duly and validly issued, are fully paid and nonassessable and are subject to no options to purchase or similar rights; (vii) each of the Pledged Notes constitutes, or when executed by the obligor thereof will constitute, the legal, valid and binding obligation of such obligor, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by equitable principles (regardless of whether enforcement is sought in equity or at law); and (viii) the pledge and assignment of the Securities pursuant to this Agreement, together with the delivery of the Securities pursuant to this Agreement (which delivery has been made), creates a valid and perfected first security interest in such Securities and the proceeds thereof (or (x) in the case of the shares of capital stock of Brown Bridge and the proceeds thereof, a valid and perfected second security interest so long as the shares of Brown Bridge remain subject to the pledge under the Existing Brown Bridge Credit Agreement and (y) in the case of the shares of capital stock of Entoleter and the proceeds thereof, a valid and perfected second security interest so long as the shares of Entoleter remain subject to the pledge under the Existing Entoleter Credit Agreement) subject to no prior lien or encumbrance or to any agreement purporting to grant to any third party a lien or encumbrance on the property or assets of such Pledgor which would include the Securities (other than as set forth above). Each Pledgor covenants and agrees that it will defend the Pledgee's right, title and security interest in and to the Securities and the proceeds thereof against the claims and demands of all persons whomsoever; and such Pledgor covenants and agrees that it will have like title to and right to pledge any other property at any time hereafter pledged to the Pledgee as Collateral hereunder and will likewise defend the right thereto and security interest therein of the Pledgee.

          16. PLEDGORS' OBLIGATIONS ABSOLUTE, ETC. The ob-ligations of each Pledgor under this Agreement shall be abso-lute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspend-ed, discharged, terminated or otherwise affected by, any circumstance or occurrence whatsoever, including, without limitation: (i) any renewal, extension, amendment or modifi-cation of or addition or supplement to or deletion from any Loan Document or any other instrument or agreement referred to therein, or any assignment or transfer of any thereof;
(ii) any waiver, consent, extension, indulgence or other action or inaction under or in respect of any such agreement or instrument or this Agreement; (iii) any furnishing of any additional security to the Pledgee or its assignee or any acceptance thereof or any release of any security by the Pledgee or its assignee; (iv) any limitation on any party's liability or obligations under any such instrument or agree-ment or any invalidity or unenforceability, in whole or in part, of any such instrument or agreement or any term there-of; or (v) any bankruptcy, insolvency, reorganization, compo-sition, adjustment, dissolution, liquidation or other like proceeding relating to such Pledgor or any Subsidiary of such Pledgor, or any action taken with respect to this Agreement by any trustee or receiver, or by any court, in any such proceeding, whether or not such Pledgor shall have notice or knowledge of any of the foregoing.

          17. REGISTRATION, ETC. (a) If an Event of De-fault shall have occurred and be continuing and any Pledgor shall have received from the Pledgee a written request or requests that such Pledgor cause any registration, qualifica-tion or compliance under any Federal or state securities law or laws to be effected with respect to all or any part of the Pledged Stock, such Pledgor as soon as practicable and at its expense will use its best efforts to cause such registration to be effected (and be kept effective) and will use its best efforts to cause such qualification and compliance to be effected (and be kept effective) as may be so requested and as would permit or facilitate the sale and distribution of such Pledged Stock, including, without limitation, registra-tion under the Securities Act of 1933 as then in effect (or any similar statute then in effect), appropriate qualifica-tions under applicable blue sky or other state securities laws and appropriate compliance with any other government requirements; provided, that the Pledgee and each other Secured Creditor shall furnish to such Pledgor such informa-tion regarding the Pledgee or such other Secured Creditor as such Pledgor may request in writing and as shall be required in connection with any such registration, qualification or compliance. Such Pledgor will cause the Pledgee to be kept advised in writing as to the progress of each such registra-tion, qualification or compliance and as to the completion thereof, will furnish to the Pledgee such number of prospec-tuses, offering circulars or other documents incident thereto as the Pledgee from time to time may reasonably request, and will indemnify the Pledgee and each other Secured Creditor and all others participating in the distribution of the Pledged Stock against all claims, losses, damages and lia-bilities caused by any untrue statement (or alleged untrue statement) of a material fact contained therein (or in any related registration statement, notification or the like) or by any omission (or alleged omission) to state therein (or in any related registration statement, notification or the like) a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may have been caused by an untrue statement or omission based upon information furnished in writing to such Pledgor by the Pledgee or such other Secured Creditor expressly for use therein.

          (b) If at any time when the Pledgee shall deter-mine to exercise its right to sell all or any part of the Pledged Securities pursuant to Section 7 hereof, such Pledged Securities or the part thereof to be sold shall not, for any reason whatsoever, be effectively registered under the Secur-ities Act of 1933, as then in effect, the Pledgee may, in its sole and absolute discretion, sell such Pledged Securities or part thereof by private sale in such manner and under such circumstances as the Pledgee may deem necessary or advisable in order that such sale may legally be effected without such registration. Without limiting the generality of the foregoing, in any such event the Pledgee, in its sole and absolute discretion: (i) may proceed to make such private sale notwithstanding that a registration statement for the purpose of registering such Pledged Securities or part thereof shall have been filed under such Securities Act; (ii) may approach and negotiate with a single possible purchaser to effect such sale; and (iii) may restrict such sale to a purchaser who will represent and agree that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Pledged Securities or part thereof. In the event of any such sale, the Pledgee shall incur no responsibility or liability for selling all or any part of the Pledged Securities at a price which the Pledgee, in its sole and absolute discretion, may in good faith deem reasonable under the circumstances, notwith-standing the possibility that a substantially higher price might be realized if the sale were deferred until after reg-istration as aforesaid.

          18. TERMINATION, RELEASE. (a) After the Termina-tion Date (as defined below), this Agreement shall terminate (provided that all indemnities set forth herein including, without limitation, in Section 11 hereof, shall survive any such termination) and the Pledgee, at the request and expense of the respective Pledgor, will promptly execute and deliver to such Pledgor a proper instrument or instruments acknowl-edging the satisfaction and termination of this Agreement, and will duly assign, transfer and deliver to such Pledgor (without recourse and without any representation or warranty) such of the Collateral as may be in the possession of the Pledgee and as has not theretofore been sold or otherwise applied or released pursuant to this Agreement, together with any moneys at the time held by the Pledgee hereunder. As used in this Agreement, "Termination Date" shall mean the date upon which no Note (as defined in the Credit Agreement) is outstanding and the Loans and all other Obligations have been paid in full.

          (b) In the event that any part of the Collateral is sold in connection with a sale permitted by Section 6.6 of the Credit Agreement or is otherwise released at the direc-tion of the Required Lenders (or all the Lenders if required by Section 9.6 of the Credit Agreement), the Pledgee, at the request and expense of such Pledgor, will duly assign, transfer and deliver to such Pledgor (without recourse and without any representation or warranty) such of the Collater-al as is then being (or has been) so sold or released and as may be in possession of the Pledgee and has not heretofore been released pursuant to this Agreement.

          (c) Notwithstanding anything to the contrary contained above, upon the presentment of satisfactory evidence to the Pledgee in its sole discretion that all obligations evidenced by any Pledged Note have been repaid in full, and that any payments received by the relevant Pledgor were permitted to be received by such Pledgor pursuant to
Section 6 hereof, the Pledgee shall, upon the request and at the expense of such Pledgor, duly assign, transfer and deliver to such Pledgor (without recourse and without any representation or warranty) such Pledged Note if same is then in the possession of the Pledgee and has not theretofore been sold or otherwise applied or released pursuant to this Agreement.

          (d) Notwithstanding anything to the contrary contained above, upon the exercise by Boyle Fleming of any A Warrants (or any portion thereof) (as defined in the Boyle Fleming Warrant Exercise Agreement), the Pledgee shall duly assign, transfer and deliver to Boyle Fleming (without recourse and without any representation or Warranty) the A Warrants (or portion thereof) so exercised so long as any A Warrants still held by Boyle Fleming (and any capital stock of the Company issued upon the exercise of the A Warrants so exercised) shall be pledged and deposited with the Pledgee as provided herein.

          (e)  At any time that a Pledgor desires that
Collateral be released as provided in the foregoing Section 18(a), (b), (c) or (d), it shall deliver to the Pledgee a certificate signed by a principal executive officer of such Pledgor stating that the release of the respective Collateral is permitted pursuant to Section 18(a), (b), (c) or (d).

          19. NOTICES, ETC. All notices and other communi-cations hereunder shall be in writing and shall be delivered or mailed by first class mail, postage prepaid, addressed:

          (a) if to any Pledgor, at its address set forth opposite its signature below;

          (b)  if to the Pledgee, at:

          Bankers Trust Company
          One Bankers Trust Plaza
          New York, New York  10006
          Attention:  Mary Kay Coyle
          Telephone No.:(212) 250-9094
          Telecopier No.:(212) 250-7218

or at such other address as shall have been furnished in writing by any Person described above to the party required to give notice hereunder.

          20. WAIVER; AMENDMENT. None of the terms and conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by each Pledgor directly affected thereby and the Pledgee (with the written consent of the Required Lenders or all of the Lenders to the extent required by Section 9.6 of the Credit Agreement).

          21. MISCELLANEOUS. This Agreement shall be bind-ing upon the successors and assigns of each Pledgor and shall inure to the benefit of the Secured Creditors and their respective successors and assigns. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK. The headings in this Agreement are for purposes of reference only and shall not limit or define the meaning hereof. This Agreement may be executed in any number of counterparts, each of which shall be an orig-inal, but all of which shall constitute one instrument.

          22. RECOURSE. (a) This Agreement is made with full recourse to the Company and pursuant to and upon all the representations, warranties, covenants and agreements on the part of the Company contained herein, in the other Loan Documents and otherwise in writing in connection herewith or therewith.

          (b) The Pledgee and each other Secured Creditor hereby acknowledge and agree that Boyle Fleming and LMC shall not be personally liable for the payment of any sums now or hereafter owing to the Secured Creditors in respect of the Obligations owing by the Borrower to the Secured Creditors pursuant to the Credit Agreement and the Notes. Upon the occurrence and during the continuance of an Event of Default, the Pledgee's and the other Secured Creditors' rights against Boyle Fleming and LMC in respect of such Obligations shall be limited to the foreclosure of the Lien created hereunder in the Securities pledged by Boyle Fleming and LMC.

          23.  ACKNOWLEDGEMENT.  The Secured Creditors
acknowledge and agree that the security interest in the capital stock of Brown Bridge and Entoleter and the ability to exercise remedies with respect to such capital stock are subject to the Lien and security interest of the lenders under the Existing Brown Bridge Credit Agreement and the
Existing Entoleter Credit Agreement, as the case may be.
IN WITNESS WHEREOF, each Pledgor and the Pledgee have caused this Agreement to be executed by their duly elected officers duly authorized as of the date first above written.

Address:

8 Sound Shore Drive
Suite 290
Greenwich, Connecticut
06830
Attention: Robert A.
Hurwich
LYNCH MANUFACTURING
  CORPORATION, as a Pledgor


By /s/ Robert A. Hurwich
  Title: President

Address:

600 N. Pearl Street
Suite 2160
Dallas, Texas  75201
Attention: Mark R. Matteson


Address:
600 N. Pearl Street
Suite 2160
Dallas, Texas 75201
Attention: Ned N. Fleming,
III

SPINNAKER INDUSTRIES, INC., as a
  Pledgor


By /s/ Ned N. Fleming, III
  Title: President


BOYLE, FLEMING, GEORGE & CO.,
INC.,
  as a Pledgor


By /s/ Ned N. Fleming, III
  Title: President

BANKERS TRUST COMPANY,
  as Pledgee


By /s/ Mary Kay Coyle
  Title: Managing Director
                                            ANNEX A
                                            to
                                           PLEDGE AGREEMENT


                      LIST OF STOCKS



A second lien in 1000 shares of common stock, $100 par value, of Entoleter, Inc., owned by Spinnaker Industries, Inc., and pledged to TransAmerica Business Credit Corporation.

Any and all shares of common stock, no par value, of Spinna-ker Industries, Inc., owned by Lynch Manufacturing Corpora-tion.

Any and all shares of common stock, no par value, of Spinna-ker Industries, Inc., owned by Boyle, Fleming, George & Co.,
Inc.

Class A Warrants to purchase any and all shares of common stock, no par value, of Spinnaker Industries, Inc., owned by Boyle, Fleming, George & Co., Inc.

A second lien in any and all shares of common stock, no par value, of Spinnaker Industries, Inc., owned by Brown-Bridge
Industries, Inc. and pledge to TransAmerica Business Credit
Corporation.

                                            ANNEX B
                                            to
                                           PLEDGE AGREEMENT



                       LIST OF NOTES



Subordinated Promissory Note from Central Products Company to
Spinnaker Industries, Inc. in an original principal amount of $5,000,000.

Promissory Note from Entoleter, Inc. to Spinnaker Industries,
Inc. in an original principal amount of $5,000,000.

                             EXHIBIT QQ



                              April 5, 1996




Lynch Corporation
8 Sound Shore Drive
Suite 290
Greenwich, CT  06830

                    Re:  Senior Credit Agreement dated as of
                         April 5, 1996, Among Spinnaker
                         Industries, Inc. ("Borrower"), the
                         Lenders Named therein and Bankers
                         Trust ("BTCo"), as Administrative
                         Agent (the "Credit Agreement")

Gentlemen:

     Pursuant to the terms of the Credit Agreement, Boyle, Fleming, George & Co., Inc. a Texas corporation ("Boyle Fleming") executed and delivered to BTCo the Pledge Agree-ment, dated April 5, 1996, by and among Lynch Manufacturing Corporation, Boyle Fleming, Borrowers and BTCo (the "Pledge Agreement"). Under the terms of the Pledge Agreement, Boyle Fleming granted to BTCo a lien and security interest in all of the issued and outstanding shares of capital stock of Borrower now owned, or hereafter acquired, by Boyle Fleming (including any capital stock issued upon the exercise of any option, rights or warrants to purchase capital stock of Borrower (the "BFG/Spinnaker Securities") to secure the Obligations (as defined in the Pledge Agreement) including, without limitation, those Obligations being evidenced by the Notes (as defined in the Credit Agreement).

     Boyle Fleming hereby acknowledges, confirms and agrees that:

          (i)  in the event Lynch Corporation, or its
          designee (collectively "Purchaser"), acquires the Notes from BTCo, upon the proper assignment of such Notes and rights under the Pledge Agreement to such Purchaser, such Purchaser will be entitled to
Lynch Corporation
April 5, 1996
Page 2

          all of the rights and benefits of BTCo and the Secured Creditors under the Credit Agreement and the Pledge Agreement, including without limitation the liens and security interests in the BFG/Spinna-ker Securities; and

          (ii) As long as stock of Borrower at any time owned by Lynch Corporation, or any subsidiary of Lynch Corporation, including without limitation Lynch Manufacturing Corporation, is pledged or otherwise subject to a security interest to secure loans to Borrower (the "Lynch Pledge") under the Credit Agreement or loans from other lenders whose funds are used to payoff the loans under the Credit Agreement or any refinancing thereof, Boyle Fleming (a) shall not create, incur, assume or suffer to exist any lien or security interest on the BFG/Spinnaker Securities (except under the Pledge Agreement) and (b) shall, at such time as the BFG/Spinnaker Securities (or any part thereof) shall cease to be pledged under the Pledge Agree-ment, grant to Lynch Corporation, or its designee, a first pledge and security interest in the BFG/Spinnaker Securities not pledged under the Pledge Agreement as security and collateral for the Lynch Pledge.

     Boyle Fleming further agrees to execute and deliver such additional documents as may reasonably be requested to evidence such rights, liens, and security interests.

                         BOYLE, FLEMING, GEORGE AND CO., INC.


                         By:______________________________

                         Name:____________________________

                         Title:___________________________